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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*
                               ---------
                          KOLLMORGEN CORPORATION
           --------------------------------------------------------
                             (Name of Issuer)

           COMMON STOCK $2.50 PAR VALUE            500440102
           --------------------------------------------------------
           (Title of Class of Securities)          (CUSIP number)

             Todd Mason, Alpine Associates, 100 Union Avenue,
             Cresskill, NJ  07626             201-871-0866
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 22, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Alpine Associates, a Limited Partnership     (ID. No. 06-0944931)
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 (2) Check the Appropriate Box if a Member of a Group*            (a)   / /
                                                                  (b)  / /
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 (3) SEC Use Only
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 (4) Source of Funds*
       WC, BK, OO
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 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant   / /
     to Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     New Jersey
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Number of Shares
 Beneficially Owned
 by Each Reporting
 Person With
                              (7) Sole Voting Power           353,800
                             --------------------------------------------------
                              (8) Shared Voting Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive Power      353,800
                             --------------------------------------------------
                             (10) Shared Dispositive Power          0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               353,800
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

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(13) Percent of Class Represented by Amount in Row (11)
                               3.473%
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(14) Type of Reporting Person*
     PN, BD
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5.  Interest in Securities of Issues.
    (a) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereof is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon the 10,187,126 shares of the Stock outstanding as of May 17, 1999, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 1999, filed with the Securities and Exchange Commission on May 17, 1999.

    (c) Since June 5, 1999, Alpine Associates has made the following sales of stock in open market transactions:

          Trade Date          No. of Shares Sold          Price Per Share
           07/22/99                  2,500                     $12.80
           07/23/99                  1,000                     $12.75
           07/27/99                  1,000                     $12.00
           07/29/99                 11,500                     $11.5272
           08/03/99                  5,000                     $11.1875

    (e) Alpine Associates ceased to be a holder of more than 5% of the Company's Stock on April 27, 1999.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     / s /   Victoria Eckert
August 5, 1999                       ----------------------------------------
                                     Victoria Eckert, President, Eckert Corp.,
                                     General Partner of Alpine Associates,
                                     a Limited Partnership